Exhibit 4.5


Amendment of 1996 Stock Option Plan

      WHEREAS, the Compensation Committee of the Board of Directors has determined that it is advisable and in the best interests of Kroll Inc. (the "Corporation") and its shareholders to increase the number of shares underlying options to be granted under the Corporation's 1996 Stock Option Plan in order to retain personnel;

      WHEREAS, the Compensation Committee has recommended to the Board of Directors that it approve an amendment to this stock option plan to increase the number of shares underlying options to be granted thereunder;

      WHEREAS, the Board of Directors has determined that it is advisable and in the best interests of the Corporation and its shareholders to increase the number of shares underlying options to be granted under the Corporation's 1996 Stock Option Plan in order to retain personnel;

      NOW, THEREFORE, BE IT

      RESOLVED, that an amendment to the Corporation's 1996 Stock Option Plan (the "Plan") to increase the total number of shares of common stock, par value $.01 per share ("Common Stock") issuable under the Plan to 3,000,000 shares of Common Stock is hereby approved and adopted;

      RESOLVED, that the terms and provisions of such amendment be submitted to the shareholders of the Corporation at the Annual Meeting for their approval and adoption;

      RESOLVED, that an additional 1,243,000 shares of Common Stock shall be set aside and reserved for issuance pursuant to the Plan, subject to adjustments as may be required in accordance with the terms of the Plan;

      RESOLVED, that all such shares of Common Stock, when issued pursuant to options granted under the Plan, shall be duly and validly issued, fully paid and non-assessable shares of capital stock of the Corporation.